Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Three and six months ended June 30, 2015

(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and six months ended June 30, 2015.

MEDICURE INC.
Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
Unaudited

	Note	June 30, 2015	December 31, 2014

Assets
Current assets:
Cash		$5,321,083	$493,869
Accounts receivable	4	2,298,795	1,637,676
Inventories	5	782,852	1,099,576
Prepaid expenses		1,099,431	642,976

Total current assets		9,502,161	3,874,097

Non-current assets:
Property and equipment		77,891	33,161
Intangible assets	6	858,914	1,096,946
Investment in Apicore	7	1,440,351	1,361,824
Long-term derivative	7	141,986	194,491

Total non-current assets		2,519,142	2,686,422

Total assets		$12,021,303	$6,560,519

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities	12	$3,589,887	$3,700,326
Current portion of long-term debt	8	1,478,225	654,877
Accrued interest on long-term debt	8	21,575	22,295

Total current liabilities		5,089,687	4,377,498

Non-current liabilities
Long-term debt	8	3,431,583	4,225,949
Royalty obligation	9	1,647,334	1,715,310
Other long-term liability		68,056	152,778

Total non-current liabilities		5,146,973	6,094,037
Total liabilities		10,236,660	10,471,535

Deficiency:
Share capital	10	121,073,110	117,045,763
Warrants	10	232,571	-
Contributed surplus		6,099,739	5,360,748
Accumulated other comprehensive income		453,595	298,329
Deficit		(126,074,372)	(126,615,856)

Total deficiency		1,784,643	(3,911,016)

Commitments and contingencies	11
Subsequent events	10
Total liabilities and deficiency		$12,021,303	$6,560,519

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)
Unaudited

			Three months	Three months	Six months	Six months
			ended	ended	ended	ended
	Note		June 30, 2015	May 31, 2014	June 30, 2015	May 31, 2014

Revenue
Product sales, net			$3,801,701	$1,792,624	$7,139,857	$3,432,286
Cost of goods sold	5 & 6		513,976	253,778	906,639	504,056

Gross Profit			3,287,725	1,538,846	6,233,218	2,928,230

Expenses

Selling, general and administrative			2,374,018	1,333,878	4,446,383	2,059,934
Research and development			312,758	104,150	705,576	271,866

			2,686,776	1,438,028	5,151,959	2,331,800

Income before the undernoted			600,949	100,818	1,081,259	596,430

Other expense (income):
Revaluation of long-term derivative	7		(15,219)	-	52,505	-
Loss on settlement of debt	10	(b)	-	-	60,595	-

Finance costs (income):
Finance income			(50)	(21)	(92)	(29)
Finance expense			195,199	1,149,754	411,017	1,548,403
Foreign exchange loss (gain), net			(20,314)	(17,223)	15,750	(6,672)

			174,835	1,132,510	426,675	1,541,702

Net income (loss)			$441,333	$(1,031,692)	$541,484	$(945,272)
Translation adjustment			(77,728)	(46,580)	155,266	44,082

Comprehensive income (loss)			$363,605	$(1,078,272)	$696,750	$(901,190)

Basic income (loss) per share			0.03	(0.08)	0.04	(0.08)
Diluted income (loss) per share			0.03	(0.08)	0.04	(0.08)
Weighted average number of common shares used in
computing basic income (loss) per share			12,625,065	12,197,450	12,519,072	12,196,984
Weighted average number of common shares used in
computing fully diluted income (loss) per share			14,625,502	12,197,450	14,519,509	12,196,984

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Changes in Deficiency
(expressed in Canadian dollars)
Unaudited

					Cumulative
		Share		Contributed	Translation
	Note	Capital	Warrants	Surplus	Account	Deficit	Total

Balance, November 30, 2013		$117,033,258	$-	$4,449,305	$110,709	$(126,866,180)	$(5,272,908)
Net loss for six months ended May 31, 2014		-	-	-	-	(945,272)	(945,272)
Other comprehensive income for the six months ended May 31, 2014		-	-	-	44,082	-	44,082

Transactions with owners, recorded directly in equity
Stock options exercised	10(c)	3,414	-	(1,414)	-	-	2,000
Share-based payments	10(c)	-	-	295,144	-	-	295,144
Total transactions with owners		3,414	-	293,730	-	-	297,144
Balance, May 31, 2014		$117,036,672	$-	$4,743,035	$154,791	$(127,811,452)	$(5,876,954)

Balance, December 31, 2014		$117,045,763	$-	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)
Net income for six months ended June 30, 2015		-	-	-	-	541,484	541,484
Other comprehensive income for the six months ended June 30, 2015		-	-	-	155,266	-	155,266

Transactions with owners, recorded directly in equity
Issuance of common shares	10(b)	4,021,781	-	-	-	-	4,021,781
Issuance of warrants	10(b)	-	232,571	-	-	-	232,571
Stock options exercised	10(c)	5,566	-	(2,716)	-	-	2,850
Share-based payments	10(c)	-	-	741,707	-	-	741,707
Total transactions with owners		4,027,347	232,571	738,991	-	-	4,998,909
Balance, June 30, 2015		$121,073,110	$232,571	$6,099,739	$453,595	$(126,074,372)	$1,784,643

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statement of Cash Flows
(expressed in Canadian dollars)
Unaudited

		Six months	Six months
		ended	ended
	Note	June 30, 2015	May 31, 2014

Cash (used in) provided by:
Operating activities:
Net income (loss) for the period		$541,484	$(945,272)
Adjustments for:
Revaluation of long-term derivative	7	52,505	-
Loss on settlement of debt	10(b)	60,595	-
Amortization of property and equipment		7,754	2,871
Amortization of intangible assets	6	318,464	281,905
Stock-based compensation	10	741,707	295,144
Write-down of inventory	5	89,058	22,209
Finance expense		411,017	1,548,403
Unrealized foreign exchange loss		17,247	4,321
Change in the following:
Accounts receivable		(661,119)	(303,297)
Inventories		227,666	32,716
Prepaid expenses		(456,455)	(120,675)
Accounts payable and accrued liabilities		387,276	(275,615)
Other long-term liability		(84,722)	(18,874)
Interest paid		(172,718)	(163,506)
Royalties paid	9	(235,603)	(131,906)

Cash flows from operating activities		1,244,156	228,424

Investing activities:
Acquisition of property and equipment		(51,612)	(5,513)

Cash flows used in investing activities		(51,612)	(5,513)

Financing activities:
Issuance of common shares, net of share issue costs	10(b)	3,630,323	-
Exercise of stock options	10(c)	2,850	2,000

Cash flows from financing activities		3,633,173	2,000

Foreign exchange gain on cash held in foreign currency		1,497	250

Increase in cash		4,827,214	225,161
Cash, beginning of period		493,869	9,136

Cash, end of period		$5,321,083	$234,297

Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement	10(b)	$624,029	$-
Warrants issued as share issue costs	10(b)	$232,571	$-

See accompanying notes to the condensed consolidated interim financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

1.	Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange. Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada. The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction. The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

2.	Basis of preparation of financial statements:

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company's audited consolidated financial statements for the seven months ended December 31, 2014. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with he Company's audited consolidated financial statements for the seven months ended December 31, 2014.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 7, 2015.

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

In December 2014, the Company received approval from securities regulators to change its financial year end from May 31 to December 31. The change of year end enabled the Company to align its year end with industry peers and with most other companies trading on the TSX Venture Exchange. The change in year end results in the current period reflecting results for the three and six months ended June 30, 2015, while the comparative period is for the three and six months ended May 31, 2014.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

2.	Basis of preparation of financial statements (continued):

(c)	Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the seven months ended December 31, 2014:

Use of estimates and judgments (continued):

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(c)(ii): Valuation of the other long-term liability

•	Note 3(d): Provisions for returns, chargebacks and discounts

•	Note 3(g)(iv): The estimation of accruals for research and development costs

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(h): Valuation of investment in Apicore

•	Note 3(h): Valuation of long-term derivative

•	Note 20(c): The assumptions and model used to estimate the value of share-based payment transactions

•	Note 3(m): The measurement of the amount and assessment of the recoverability of income tax assets

3.	New standards and interpretations not yet adopted:

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the IFRIC that are not yet effective up to the date of issuance of the Company’s condensed consolidated interim financial statements are listed below. The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

3.	New standards and interpretations not yet adopted (continued):

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive (loss) income, with the remainder of the change recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 15, Revenues from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some nonfinancial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively [for example, service revenue and contract modifications] and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017 and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company is currently evaluating the impact of the above standard on its financial statements.

Amendments to IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports (the "Disclosure Initiative"). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. These amendments will not require any significant change to current practice, but should facilitate improved financial statements disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company is currently evaluating the impact of the above amendments on its financial statements.

4.	Accounts receivable:

	June 30, 2015	December 31, 2014

Trade accounts receivable	$2,277,066	$1,606,473
Other accounts receivable	21,729	31,203
	$2,298,795	$1,637,676

As at June 30, 2015, the trade accounts receivable consist of amounts owing from five customers which represent approximately 100% (December 31, 2014 - five customers and 99%) of trade accounts receivable.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

Unaudited

5.	Inventories:

	June 30, 2015	December 31, 2014

Unfinished product and packaging materials	$174,820	$163,163
Finished product	608,032	936,413
	$782,852	$1,099,576

During the three and six months ended June 30, 2015 the Company wrote-off $89,058 and $89,058, respectively, (three and six months ended May 31, 2014 - $22,209 and $22,209) of inventory that had expired or was otherwise unuseable. Inventories expensed as part of cost of goods sold during the three and six months ended June 30, 2015 amounted to $267,359 and $500,946, respectively (three and six months ended May 31, 2014 - $90,609, and $222,633).

6.	Intangible assets:

			Customer
Cost	Patents	Trademarks	List	Total

Balance, May 31, 2014	$9,238,151	$1,717,216	$303,038	$11,258,405
Additions	7,206	-	-	7,206
Effect of movements in exchange rates	647,266	120,215	21,215	788,696

Balance, December 31, 2014	9,892,623	1,837,431	324,253	12,054,307
Effect of movements in exchange rates	662,217	140,805	24,848	827,870

Balance, June 30, 2015	$10,554,840	$1,978,236	$349,101	$12,882,177

			Customer
Accumulated amortization and impairment losses	Patents	Trademarks	List	Total

Balance, May 31, 2014	$8,161,810	$1,413,917	$249,520	$9,825,247
Amortization	340,076	74,834	13,206	428,116
Effect of movements in exchange rates	583,406	102,508	18,084	703,998

Balance, December 31, 2014	9,085,292	1,591,259	280,810	10,957,361
Amortization	234,385	71,468	12,611	318,464
Effect of movements in exchange rates	603,019	122,755	21,664	747,438

Balance, June 30, 2015	$9,922,696	$1,785,482	$315,085	$12,023,263

			Customer
Carrying amounts	Patents	Trademarks	List	Total
At December 31, 2014	$807,331	$246,172	$43,443	$1,096,946
At June 30, 2015	$632,144	$192,754	$34,016	$858,914

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

6.	Intangible assets (continued):

The Company has considered indicators of impairment as at June 30, 2015 and December 31, 2014. To June 30, 2015, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. The Company did not record a write-down of intangible assets during the three and six months ended June 30, 2015 or May 31, 2014 relating to patent applications no longer being pursued and patents being abandoned. The average remaining amortization period of the Company's intangible assets is approximately 1.3 years.

For the three and six months ended June 30, 2015, amortization of intangible assets relating to AGGRASTAT® totaling $157,559 and $316,635, respectively, (three and six months ended May 31, 2014 - $140,960 and $279,216) is recognized in cost of goods sold and amortization of other intangible assets totaling $910 and $1,829, respectively, (three and six months ended May 31, 2014 - $136 and $2,689) is recognized in research and development expenses.

As described in note 8, certain intangible assets were pledged as security against long-term debt.

7.	Investment in Apicore:

On July 3, 2014, the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. ("Medicure USA"), entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares prior to July 3, 2017. Specifically, the Company and Medicure USA have acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC. and Apicore US LLC. will be wholly-owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

The Company has a contractual obligation to help fund the resolution of certain specified damages if they are encountered before July 3, 2016, not to exceed US$5 million. The specified mechanism for the Company to fulfill this obligation is through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase is not anticipated by the Company, therefore no amount has been recorded in the condensed consolidated interim financial statements.

As at July 3, 2014, the Investment in Apicore was initially valued at $1,276,849 and the option rights received were recorded at a value of $275,922.

As at June 30, 2015, the Investment in Apicore was recorded at $1,440,351 (December 31, 2014 - $1,361,824). The increase in value is as a result of the translation of the foreign currency subsidiary for the portion of the investment in Apicore held by Medicure U.S.A. Inc. The difference of ($15,546) and $78,527, respectively, is recorded as a translation adjustment through other comprehensive income in the Condensed Consolidated Interim Statement of Income and Comprehensive Income for the three and six months ended June 30, 2015.

The long-term derivative is the value associated to the option rights, which is revalued at every reporting period. As at June 30, 2015, the option rights have a value of $141,986 (December 31, 2014 - 194,491). The change in the value of the option rights of $15,219 and ($52,505), respectively, is recorded in the Condensed Consolidated Interim Statement of Income and Comprehensive Income for the three and six months ended June 30, 2015 as a revaluation of the long-term derivative.

As there was no cash consideration for the Investment in Apicore, the Company recorded the initial value of holdings acquired, including the option rights, net of transaction costs which totaled $167,672 as investment structuring services in the Statement of Income (Loss) and Comprehensive Income (Loss) for the seven months ended December 31, 2014.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

8.	Long-term debt:

	March 31, 2015	December 31, 2014

Manitoba Industrial Opportunities Program loan	$4,909,808	$4,880,826
Current portion of long-term debt	(1,478,225)	(654,877)

	$3,431,583	$4,225,949

Principal repayments to maturity by fiscal year are as follows:

2015 remaining		$694,444
2016		1,666,667
2017		1,666,667
2018		972,222

		5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $380,049)		90,192

		$4,909,808

The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its existing long-term debt. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest-only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest-only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018. The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan. As at June 30, 2015, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the six months ended June 30, 2015 was seven percent (six months ended May 31, 2014 - seven percent).

9.	Royalty Obligation:

On July 18, 2011, the Company settled its existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 preconsolidation common shares) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

Unaudited

9.	Royalty Obligation (continued):

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The initial value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is recorded at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at June 30, 2015 of $2,279,131 (December 31, 2014 - $2,189,054) of which $800,906 (December 31, 2014 - $473,744) represents the current portion of the royalty obligation and is recorded within accounts payable and accrued liabilities on the Condensed Consolidated Interim Statements of Financial Position. The change in the royalty obligation for the three and six months ended June 30, 2015 of $116,004 and $233,025, respectively, (three and six months ended May 31, 2014 - $1,008,432 and $1,284,258) is recorded within finance expense on the Condensed Consolidated Interim Statements of Net income (Loss) and Comprehensive Income (Loss). Royalties for the three and six months ended June 30, 2015 total $175,835 and 326,486, respectively, in regards to the royalty obligation (three and six months ended May 31, 2014 - $70,807 and $135,617) with payments made during the three and six months ended June 30, 2015 of $136,723 and $235,603, respectively, (three and six months ended May 31, 2014 - $103,599 and $131,906).

10.	Capital stock:

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount

Balance, May 31, 2014	12,199,841	$117,036,672
Shares issued upon exercise of stock options (12c)	10,066	9,091

Balance, December 31, 2014	12,209,907	$117,045,763
Shares issued for cash net of issue costs of $627,247 (1)	1,829,545	3,397,752
Shares issued on settlement of debt (2) (3)	314,073	624,029
Shares issued upon exercise of stock options (10c)	1,500	5,566

Balance, June 30, 2015	14,355,025	$121,073,110

(1) On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters (the "Offering") of 1,829,545 common shares at a price of $2.20 per share with aggregate gross proceeds to the Company of $4,024,999. Share issue costs totaled $627,247 pertaining to the Offering. The underwriters received a cash commission equal to 7.0% of the gross proceeds raised in the Offering. In addition the underwriters were granted warrants to purchase Shares of Medicure equal to 7.0% of the total number of Shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per Share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

Unaudited

10.	Capital stock (continued):

(b)	Shares issued and outstanding (continued)

(2) On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares with a fair value of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to Chief Executive Officer and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

(3) On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares with a fair value of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015 and resulted in a loss of $60,595 due to increases in share price between the date of the debt settlements and the issuance of the shares. This loss is recorded on the Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss) as a loss on settlement of debt.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,441,981 common shares of the Company at any time. The stock options generally have a maximum term of ten years.

On September 17, 2014, 10,066 stock options, with a value of $9,091 were exercised at prices of $0.60 per share (3,333 stock options), $1.50 per share (1,733 stock options) and $0.30 per share (5,000 stock options) for proceeds to the Company of $6,099.

On July 7, 2014, the Company granted an aggregate of 332,300 options to certain directors, officers, employees, management company employees and consultants of the Company. Of these options, 92,300 are set to expire on the tenth anniversary of the date of grant, and 240,000 are set to expire on the fifth anniversary of the date of grant. All 332,300 options were issued at an exercise price of $1.90 per share and vested immediately.

On March 27, 2015, the Company granted an aggregate of 236,070 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s Stock Option Plan. Of these options, 181,070 are set to expire on the tenth anniversary of the date of grant, 5,000 are set to expire on the third anniversary of the date of grant and 50,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $1.90 per share.

On May 28, 2015, 1,500 stock options, with a value of $5,566 were exercised at a price of $1.90 per share for proceeds to the Company of $2,850.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

Unaudited

10.	Capital stock (continued):

(c)	Stock option plan (continued)

Changes in the number of options outstanding during the six months ended June 30, 2015 and May 31, 2014 are as follows:

	June 30, 2015		May 31, 2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	1,720,253	$2.12	1,421,352	$2.14
Granted	236,070	1.90	-	-
Exercised	(1,500)	(1.90)	(3,333)	(0.60)
Forfeited, cancelled or expired	(870)	(7.34)	-	-

Balance, end of period	1,953,953	$2.09	1,418,019	$2.15

Options exercisable, end of period	1,901,453	$2.09	1,418,019	$2.15

Options outstanding at June 30, 2015 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.30 - $1.00	498,332	7.45 years	$0.33	498,332
$1.01 - $5.00	1,374,037	6.17 years	$1.66	1,321,537
$10.01 - $20.00	31,217	2.39 years	$12.82	31,217
$20.01 - $25.20	50,367	0.83 years	$24.56	50,367

$0.30 - $25.20	1,953,953	6.30 years	$2.09	1,901,453

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the three and six months ended June 30, 2015 is $318,991 and $741,707, respectively, (three and six months ended May 31, 2014 - $295,144 and $295,144)

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

June 30, 2015

Expected option life	4.4 - 5.0 years
Risk free interest rate	0.77% - 0.83%
Dividend yield	nil
Expected volatility	145.74% - 166.43%

Subsequent to June 30, 2015, 11,850 stock options were exercised at a price of $1.90 per share for proceeds to the Company of $22,515.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

Unaudited

10.	Capital stock (continued):

(c)	Stock option plan (continued)

Subsequent to June 30, 2015, on July 7, 2015, the Company granted an aggregate of 240,000 options to a consultant of the Company. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $2.50 per share.

(d)	Warrants

Changes in the number of warrants outstanding during six months ended June 30, 2015, are as follows:

		Exercise
Issue	Original	price		May 31,	Granted December 31,		Granted	June 30,
(Expiry date)	granted	per share		2014	(Expired)	2014	(Expired)	2015

66,667 units (December 31, 2016)	66,667	USD$	18.90	66,667	-	66,667	-	66,667

128,068 units (June 26, 2017)	-		$2.20	-	-	-	128,068	128,068

The warrants expiring on December 31, 2016 were issued with a debt financing agreement in September 2007, are denominated in U.S. dollars and may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

IFRS require warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value. The warrants with U.S. dollar exercise prices are recorded at fair value within accounts payable and accrued liabilities and as at June 30, 2015 have a fair value of $13,271 (December 31, 2014 - $36,259). Changes in fair value of the warrants for the three and six months ended June 30, 2015 of ($22,988 and ($20,311), respectively, (three and six months ended May 31, 2014 - $29,439 and $47,936) are recorded within finance expense.

On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters as described in note 10(b). The underwriters were granted warrants to purchase Shares of Medicure equal to 7.0% of the total number of Shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per Share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

The fair value of the warrants issued on June 26, 2015 was determined at the date of measurement using an option pricing model with the following assumptions:

June 30, 2015

Expected option life	2.0 years
Risk free interest rate	0.63%
Dividend yield	nil
Expected volatility	149.98%

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

Unaudited

10.	Capital stock (continued):

(e)	Per share amounts

The weighted average number of common voting shares outstanding for the six months ended June 30, 2015 and the six months ended May 31, 2014 was 12,519,072 and 12,196,984, respectively. For the six months ended June 30, 2015 the dilution created by options and warrants has been reflected in the per share amounts. For the six months ended May 31, 2014, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.

11.	Commitments and contingencies:

(a)	Commitments

As at June 30, 2015 and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed.

The aggregate manufacturing and supply agreement and business and administrations services agreement which is payable during the remainder of fiscal 2015 is $1,458,500 and there are no contractual commitments beyond December 31, 2015.

The Company has entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party with remaining minimum purchases totaling $1,351,000 or US$1,081,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2015. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred and now bear interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000. These payments will be applied to future inventory purchases expected to be made during fiscal 2015 and $884,557 is currently recorded within prepaid expenses in regards to this agreement. For the three and six months ended June 30, 2015, interest of $11,252 and $13,135, respectively, (three and six months ended May 31, 2014 - $10,151 and $17,009) is recorded within finance expense relating to this agreement.

On November 1, 2014, the Company amended its business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer (note 12), under which the Company is now committed to pay $17,917 per month, or $215,000 per year effective November 1, 2014 for a fourteen month term. Either party may terminate this agreement at any time upon 90 days written notice.

Contracts with contract research organizations are payable over the terms of the associated clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

MEDICURE INC.

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in Canadian dollars)

Unaudited

11.	Commitments and contingencies (continued):

(c)	Royalties

As a part of the Birmingham debt settlement described in note 9, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold. Royalties for the three and six months ended June 30, 2015 total $175,835 and 326,486, respectively, in regards to the royalty obligation (three and six months ended May 31, 2014 - $70,807 and $135,617) with payments made during the three and six months ended June 30, 2015 of $136,723 and $235,603, respectively, (three and six months ended May 31, 2014 - $103,599 and $131,906).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

12.	Related party transactions:

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and the Chief Financial Officer are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2015	May 31, 2014	June 30, 2015	May 31, 2014

Salaries, fees and short-term benefits	$168,877	$298,644	$343,729	$518,734
Share-based payments	-	-	94,517	-
	$168,877	$298,644	$438,246	$518,734

The Company has $75,462 (December 31, 2014 - $336,766) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the three and six months ended June 30, 2015, $1,665 and $4,517, respectively, (three and six months ended May 31, 2014 - $4,577 and $8,324) was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

12.	Related party transactions (continued):

(a)	Key management personnel compensation (continued):

On July 11, 2014 and as described in note 10(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares at with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors. Of the amounts payable to the Company's Board of Directors as at December 31, 2014, $109,809 was included in these shares for debt agreements. The shares were issued on January 9, 2015.

On January 27, 2015 and as described in note 10(b), the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 75,472 of its common shares with a fair value of $1.44 per common share to satisfy $108,680 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015.

(b) Transactions with related parties

Directors and key management personnel control 18% of the voting shares of the Company as at June 30, 2015 (December 31, 2014 - 19%).

During the three and six months ended June 30, 2015, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $53,750 and $107,500, respectively, (three and six months ended May 31, 2014 - $47,500 and $95,000) for business administration services, $39,813 and $91,051, respectively, (three and six months ended May 31, 2014 - $5,750 and $15,000) in rental costs and $9,925 and $17,625, respectively, (three and six months ended May 31, 2014 - $2,100 and $13,605) for commercial support services. As described in note 11, the Chief Financial Officer's services are provided through a consulting agreement with GVI. In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three and six months ended June 30, 2015, the Company paid GVI CDS $95,294 and $179,155, respectively, (three and six months ended May 31, 2014 - $14,664 and $45,758) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the three and six months ended June 30, 2015, the Company paid CanAm $116,983 and $214,675, respectively, (three and six months ended May 31, 2014 - $49,974 and $104,613) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the three and six months ended June 30, 2015, $5,816 and $12,317, respectively, (three and six months ended May 31, 2014 - $18,475 and $8,523) was recorded within finance expense in relation to these amounts payable to related parties.

As at June 30, 2015, included in accounts payable and accrued liabilities is $222,440 (December 31, 2014 - $120,962) payable to GVI, $180,359 (December 31, 2014 - $145,100) payable to GVI CDS and $92,706 (December 31, 2014) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the three and six months ended June 30, 2015 the Company recorded a bonus of $25,000 and $50,000, respectively, (three and six months ended May 31, 2014 - $186,849 and $286,849) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at June 30, 2015, included in accounts payable and accrued liabilities is $97,946 (December 31, 2014 - $345,753) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
Unaudited

12.	Related party transactions (continued):

(b)	Transactions with related parties:

On July 11, 2014 and as described in note 10(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer. Of the amount payable to the Chief Executive Officer as at December 31, 2014, $297,808 was included in this shares for debt agreement. The shares were issued on January 9, 2015.

13.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the six months ended June 30, 2015, 100 percent of revenue from the sale of finished product was generated from sales of AGGRASTAT® in the United States, which was to six customers. Customer A accounted for 29%, Customer B accounted for 32%, Customer C accounted for 31%, Customer D accounted for seven percent and the remaining two customers accounted for one percent of revenue.

Property and equipment and intangible assets are located in the following countries:

	June 30, 2015	December 31, 2014

Canada	$66,966	$21,565
Barbados	858,914	1,096,946
United States	10,925	11,596

	$936,805	$1,130,107

- 18 -